Exhibit 16.1

November 19, 2018

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 13, 2018, to be filed by our former client, Ecoark Holdings, Inc. We agree with the statements made in response to that Item insofar as they relate to our firm with the exception of the following paragraph:

KBL has advised the Company of certain matters that if further investigated, might materially impact the unaudited interim financial statements as of and for the three and six months ended September 30, 2018. However, due to KBL’s termination, KBL did not conduct further investigation. These matters are as follows:

1.	KBL noted several deficiencies in the controls surrounding revenue recognition. In the aggregate these deficiencies can constitute a material weakness.
2.	Due to the lack of revenue in Zest Labs, further testing of the intangible assets of Zest Labs can result in impairment of these assets when tested.

Respectfully submitted,

/s/ KBL, LLP

KBL, LLP

New York, NY